EXHIBIT (12) - Computation of Ratio of Earnings to Fixed Charges

The Boeing Company and Subsidiaries

(Dollars in millions)

Year ended December 31,	2003	2002	2001	2000	1999

Earnings before federal taxes on income	$550	$3,180	$3,564	$2,999	$3,324
Fixed charges excluding capitalized interest	$861	795	698	481	483
Amortization of previously capitalized interest	53	55	65	71	80
Net adjustment for earnings from affiliates	(261)	8	11	(44)	(8)

Earnings available for fixed charges	$1,203	$4,038	$4,338	$3,507	$3,879

Fixed charges:
Interest expense	$800	$730	$650	$445	$431
Interest capitalized during the period	72	80	80	82	81
Rentals deemed representative of an interest factor	61	65	48	36	52

Total fixed charges	$933	$875	$778	$563	$564

Ratio of earnings to fixed charges	1.3	4.6	5.6	6.2	6.9